Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

AFT CHOICE PLUS

Supplement Dated January 11, 2016 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2015

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

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> ***The following information only affects you if your plan had not invested in the subaccount that corresponds to the Lord Abbett Mid Cap Stock Fund as of December 31, 2015.***

The Lord Abbett Mid Cap Stock Fund has been closed to substantially all new retirement and benefit plans. Notwithstanding, retirement and benefit plans that have invested in the Lord Abbett Mid Cap Stock Fund as of the close of business on December 31, 2015, may continue to hold shares of that fund and make additional purchases of that fund, including purchases by new plan participants.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***